UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether

the registrant files or will file

annual reports under cover of Form 20-F

or Form 40-F.
Form 20-F
☒
Form 40-F
⬜
Indicate by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only

permits the submission in paper of

a Form 6-K if submitted solely to provide

an attached
annual report to security holders.
Indication by check mark if the registrant

is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule

101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only

permits the submission in paper of

a Form 6-K if submitted to furnish a

report or other
document that the registrant foreign

private issuer must furnish

and make public under the laws

of the jurisdiction in which the
registrant is incorporated, domiciled

or legally organized (the registrant’s “home country”), or

under the rules of the home country
exchange on which the registrant’s securities are traded,

as long as the report or other document

is not a press release, is not required
to be and has not been distributed to

the registrant’s security holders, and, if discussing a material event, has already been

the subject
of a Form 6-K submission or other Commission

filing on EDGAR.
Indicate by check mark whether

the registrant by furnishing the

information contained in this Form is

also thereby furnishing the
information to the Commission pursuant

to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.
Yes
⬜
No
☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

This Form 6-K consists of the following:
1.
Press release issued by ABB Ltd dated March

31, 2023, titled “ABB launches new

share buyback program of

up to
$1 billion”.

—
ZURICH, SWITZERLAND,

MARCH 31,

2023
ABB launches new share buyback
program of up to $1 billion
On April 3, 2023, ABB will launch

its previously announced new

share buyback program of up to $1

billion.
Based on the current ABB share price

this represents a maximum of

approximately 30 million

shares. The
maximum number of shares

that may be repurchased under

this new program on any given

trading day
is 762,196.
This new program is consistent with

ABB’s capital allocation principles

and its capital structure optimization
program targeting to maintain

a strong investment grade

rating. Since July 2020, ABB has

repurchased
about 286 million shares for capital

reduction purposes for a total

amount of approximately $8.6 billion.
The total number of ABB’s issued shares

is 1,964,745,075. This includes

82,742,500 shares that were
repurchased under the share buyback

programs 2021/22 and

2022/23 and remain to be cancelled.

ABB will
use the new capital band approved

at its Annual General Meeting

2023 for cancellation of these

shares. ABB
currently owns approximately 103 million

treasury shares.
The new share buyback program is

for capital reduction purposes

and will be executed on a second

trading
line on the SIX Swiss Exchange

(Valor: 35.767.961; ISIN: CH035 767 961 9). It is planned

to run from
April 3, 2023, until March 20, 2024.

ABB intends to cancel the shares

repurchased under the new program
using the newly introduced capital

band in due course.
The new share buyback program will

be managed by a bank mandated

by ABB that, based on trading
parameters received from ABB, will

make its trading decisions

concerning the timing of share

repurchases
independently of ABB. ABB can

change these parameters outside

of its closed periods and if it is not

in
possession of any inside information.
The purchase price per share will

not exceed the higher of

the price of the last independent

trade on the
ordinary trading line on the SIX

Swiss Exchange and the highest

current independent bid price

on the
ordinary trading line on the SIX

Swiss Exchange. In addition,

customary spreads on purchases

on the
second trading line on the SIX Swiss

Exchange will be paid,

observing the limitations of the Ordinance

on
Financial Market Infrastructures and

Market Conduct in Securities

and Derivatives Trading (FMIO). Payment
for the shares will be made in cash.
The buyback program is being

carried out in accordance with the

Ordinance on Financial Market
Infrastructures and Market Conduct in

Securities and Derivatives

Trading (FMIO), the Market Abuse
Regulation (EU) No 596/2014

and the Commission Delegated

Regulation (EU) No 2016/1052.

Weekly
updates on the program will be published

on ABB’s investor relations website at
https://global.abb/group/en/investors/investor-and-shareholder-resources/share-buybacks and issued by
press release.
ABB

is a technology leader in electrification

and automation, enabling

a more sustainable and
resource-efficient future. The company’s solutions

connect engineering

know-how and software to optimize
how things are manufactured, moved,

powered and operated.

Building on more than 130 years of
excellence, ABB’s ~105,000 employees

are committed to driving innovations

that accelerate industrial
transformation. www.abb.com
1/2

Important notice about forward-looking

information
This press release includes forward-looking

information and statements concerning

the share buyback
program. These statements are based

on current expectations, estimates

and projections about the factors
that may affect our future performance, and

are generally identifiable

by statements containing words such
as “intends”, “expects,” “plans”, or

similar expressions. However, there are many

risks and uncertainties,
many of which are beyond our control,

that could affect our ability to achieve any

or all of our stated targets.
Factors that could cause such differences

include, among others, business risks

associated with the volatile
global economic environment

and political conditions, changes in

governmental regulations

and currency
exchange rates and such other

factors as may be discussed

from time to time in ABB Ltd’s filings

with the
U.S. Securities and Exchange Commission,

including its Annual Reports

on Form 20-F. Although ABB Ltd
believes that its expectations reflected

in any such forward-looking

statement are based upon reasonable
assumptions, it can give no assurance

that those expectations will be achieved.
—
For more information please

contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB LAUNCHES NEW SHARE

BUYBACK PROGRAM OF UP

TO $1 BILLION
2/2

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be
signed on its behalf by the undersigned,

thereunto duly authorized.
ABB LTD
Date: March 31, 2023. By: /s/ Ann-Sophie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President and

Head of Investor Relations
Date: March 31, 2023. By: /s/ Richard A. Brown
Name: Richard A. Brown
Title: Group Senior Vice President and
Chief Counsel Corporate & Finance